AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006

Pretax income excluding discontinued operations	$287.5	$ 662.8
Minority interest in subsidiaries having
fixed charges	18.6	31.6
Less undistributed equity in losses of investee	1.3	3.2
Fixed charges:
Interest on annuities	179.2	343.7
Interest expense	35.8	72.4
Debt discount and expense	1.0	1.9
Portion of rentals representing interest	5.7	11.3

EARNINGS	$529.1	$1,126.9

Fixed charges:
Interest on annuities	$179.2	$ 343.7
Interest expense	35.8	72.4
Debt discount and expense	1.0	1.9
Portion of rentals representing interest	5.7	11.3

FIXED CHARGES	$221.7	$ 429.3

Ratio of Earnings to Fixed Charges	2.39	2.62

Earnings in Excess of Fixed Charges	$307.4	$ 697.6

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